UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 36)*

TOP SHIPS INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
Y8897Y230
(CUSIP Number)
Dimosthenis Eleftheriadis 11 Kanari Street 106 71 Athens, Greece 011 (30) 210 364 0030
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 28, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No.	Y8897Y230

1.	NAME OF REPORTING PERSONS Family Trading Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER 0

8.	SHARED VOTING POWER 2,930,718(1)

9.	SOLE DISPOSITIVE POWER 0

10.	SHARED DISPOSITIVE POWER 2,930,718(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,930,718(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.35%(2)

14.	TYPE OF REPORTING PERSON CO

(1) Represents the number of Common Shares issuable upon the conversion of 13,452 Series E Perpetual Convertible Preferred Stock (the “Series E Preferred Shares”) held by Family Trading Inc. assuming conversion at a conversion price of $4.59, calculated as described in Item 6 below as of November 29, 2023.

(2) See Item 5(a).

CUSIP No.	Y8897Y230

1.	NAME OF REPORTING PERSONS The Lax Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION New Zealand

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER 0

8.	SHARED VOTING POWER 2,931,134(1)(2)

9.	SOLE DISPOSITIVE POWER 0

10.	SHARED DISPOSITIVE POWER

2,931,134(1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,931,134(1)(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.36%(3)

14.	TYPE OF REPORTING PERSON OO

(1) The Lax Trust is an irrevocable trust established for the benefit of certain family members of Mr. Evangelos J. Pistiolis, the President, Chief Executive Officer and Director of the Issuer. The Lax Trust is the sole shareholder of Family Trading Inc., a Marshall Islands corporation and may be deemed to beneficially own all of the Common Shares beneficially owned by Family Trading, Inc.

(2) Includes 2,930,718 Common Shares issuable upon the conversion of 13,452 Series E Preferred Shares held by Family Trading Inc. assuming conversion at a conversion price of $4.59, calculated as described in Item 6 below as of November 29, 2023.

(3) See Item 5(a).

CUSIP No.	Y8897Y230

1.	NAME OF REPORTING PERSONS Evangelos J. Pistiolis

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Greek

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER 421,647

8.	SHARED VOTING POWER 0

9.	SOLE DISPOSITIVE POWER 421,647

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 421,647

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.87%(1)

14.	TYPE OF REPORTING PERSON OO

(1) See Item 5(a).

Explanatory Note: This Amendment No. 36 (this “Amendment No. 36”) amends and supplements the Schedule 13D/A filed with the U.S. Securities and Exchange Commission (the “Commission”) by Family Trading Inc. (“Family Trading”) and the Lax Trust (the “Trust”) on November 28, 2023 (as amended, the “Schedule 13D”). This Amendment No. 36 is being filed on behalf of Mr. Evangelos J. Pistiolis, Family Trading and the Trust (collectively, the “Reporting Persons”). This Amendment No. 36 is being filed to reflect the increase in the percentage beneficial ownership of shares of common stock, par value $0.01 per share (the “Common Shares”) of TOP Ships Inc., a corporation incorporated in the Marshall Islands (the “Issuer”), resulting from the purchase of Common Shares by Mr. Evangelos J. Pistiolis in the open market.

Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Schedule 13D/A filed with the Commission on November 28, 2023.

Item 1.	Security and Issuer

This Amendment No. 36 is being filed with respect to the Common Shares of the Issuer.

The address of the principal executive offices of the Issuer is:

1 Vasilisis Sofias and Megalou Alexandrou Str

15124 Maroussi

Greece

Item 2.	Identity and Background.

(d. and e.) To the best of the Reporting Persons’ knowledge, none of the persons listed in Item 2, including the Trustee, have, during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

To the best of the Reporting Persons' knowledge and except as described in this Amendment No. 36, there are no material changes to this Item 2 from the Schedule 13D/A filed by the Reporting Persons with the Commission on November 28, 2023.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment No. 36 is being filed to reflect the increase in the percentage beneficial ownership of the Common Shares resulting from the purchase of Common Shares by Mr. Evangelos J. Pistiolis in the open market.

Mr. Evangelos J. Pistiolis has purchased the Common Shares in the open market as set forth in Exhibit G filed herewith. The source of funds for such open-market purchases was the personal funds of Mr. Evangelos J. Pistiolis.

Except as set forth herein, there are no material changes to this Item 3 from the Schedule 13D/A filed by the Reporting Persons with the Commission on November 28, 2023.

Item 4.	Purpose of Transaction

There are no material changes to this Item 4 from the Schedule 13D/A filed by the Reporting Persons with the Commission on November 28, 2023.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a. and b.) According to information received from the Issuer, as of November 29, 2023, there were 1,695,506 Common Shares issued and outstanding.

Based on the foregoing, the Reporting Persons report beneficial ownership of the following Common Shares:

Family Trading may be deemed to beneficially own 2,930,718 Common Shares, representing approximately 63.35% of the outstanding Common Shares. This percentage ownership is based on 4,626,224 Common Shares outstanding, which is calculated for this purpose by taking the sum of (i) 1,695,506 Common Shares issued and outstanding and (ii) 2,930,718 Common Shares, the number of Common Shares issuable upon the conversion of 13,452 Series E Preferred Shares held by Family Trading Inc. assuming conversion at a conversion price of $4.59, calculated as described in Item 6 below as of November 29, 2023. Family Trading has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 2,930,718 Common Shares. Family Trading has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 2,930,718 Common Shares.

The Trust may be deemed to beneficially own 2,931,134 Common Shares, representing approximately 63.36% of the outstanding Common Shares. This percentage ownership is based on 4,626,224 Common Shares outstanding, which is calculated for this purpose by taking the sum of (i) 1,695,506 Common Shares issued and outstanding and (ii) 2,930,718 Common Shares, the number of Common Shares issuable upon the conversion of 13,452 Series E Preferred Shares held by Family Trading Inc. assuming conversion at a conversion price of $4.59, calculated as described in Item 6 below as of November 29, 2023. The Trust has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 2,931,134 Common Shares. The Trust has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 2,931,134 Common Shares.

Voting and disposition of the Common Shares held by the Trust requires the approval of the Trustee of the Trust.

Mr. Evangelos J. Pistiolis may be deemed to beneficially own 421,647 Common Shares, representing approximately 24.87% of the outstanding Common Shares. This percentage ownership is based on 1,695,506 Common Shares issued and outstanding as of November 29, 2023. Mr. Evangelos J. Pistiolis has the sole power to vote or direct the vote of 421,647 Common Shares and the shared power to vote or direct the vote of 0 Common Shares. Mr. Evangelos J. Pistiolis has the sole power to dispose or direct the disposition of 421,647 Common Shares and the shared power to dispose or direct the disposition of 0 Common Shares.

Except as described above, to the best knowledge of the Reporting Persons, no other Common Shares are beneficially owned by the persons named in response to Item 2.

If the Reporting Persons were deemed to have formed a Section 13(d) group, such group would be deemed to beneficially own an aggregate of 3,352,781 Common Shares for the purpose of Rule 13d-3 under the Act, which would constitute approximately 72.47% of the issued and outstanding Common Shares and represent approximately 72.47% of the total voting power of the Issuer as of November 29, 2023. This percentage ownership is based on 4,626,224 Common Shares outstanding, which is calculated for this purpose by taking the sum of (i) 1,695,506 Common Shares issued and outstanding and (ii) 2,930,718 Common Shares, the number of Common Shares issuable upon the conversion of 13,452 Series E Preferred Shares held by Family Trading Inc. assuming conversion at a conversion price of $4.59, calculated as described in Item 6 below as of November 29, 2023. In no case does any of the Reporting Persons have or share voting or investment power with respect to the entirety of that number of Common Shares.

Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than to the extent they directly hold Common Shares or Common Shares issuable upon the conversion of the Series E Preferred Shares they directly hold, reported on this Schedule 13D) is the beneficial owner of Common Shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Statement is filed constitute a “group.”

(c.) Except for those transactions described herein (see Item 3 and Item 6) or on Exhibit G filed herewith, which is incorporated herein by reference, to the best knowledge of the Reporting Persons, no other transactions in the Common Shares were effected by the persons named in response to Item 2 during the past 60 days.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety to read as follows:

Series E Perpetual Convertible Preferred Stock

On March 29, 2019, the Issuer entered into a Stock Purchase Agreement with Family Trading for the sale of 27,129 newly issued Series E Preferred Shares at a price of $1,000 per share, in exchange for the full and final settlement of the loan facility between our Company and Family Trading dated December 23, 2015, as amended. On June 30, 2019, the Issuer issued 1,029 Series E Preferred Shares for the payment of dividends accumulated since the original issuance of the Series E Preferred Shares through June 30, 2019. From July 25, 2019 to March 19, 2020, the Issuer redeemed 33,798 of Series E Preferred Shares pursuant to their terms for an aggregate purchase price of $38.9 million. On February 17, 2020, the Issuer issued 16,004 Series E Preferred Shares to Family Trading, as settlement of the consideration outstanding for the purchase of the M/T Eco City of Angels and M/T Eco Los Angeles from parties affiliated with Mr. Evangelos J. Pistiolis, and for dividends payable to Family Trading Inc. under already-outstanding Series E Preferred Shares. On June 30, 2020, we issued 900 Series E Preferred Shares to Family Trading, as settlement for dividends payable to Family Trading under already-outstanding Series E Preferred Shares.

On September 8, 2021, pursuant to a Sale and Purchase Agreement between the Issuer and Zizzy Charter Co. dated September 8, 2021, the Issuer issued 2,188 Series E Preferred Shares to Family Trading as partial settlement of the consideration outstanding for the purchase of an additional 65% ownership interest in each of Julius Caesar Inc. and Legio X Inc., each a party to shipbuilding contracts for VLCC Julius Caesar and VLCC Legio X Equestris, respectively, from a party affiliated with Mr. Evangelos J. Pistiolis.

The following description of the Series E Preferred Shares is subject to and qualified in its entirety by reference to the Statement of Designations of the Series E Preferred Shares, which is incorporated by reference herein.

The Series E Preferred Shares have the following characteristics:

Conversion. Each holder of Series E Preferred Shares, at any time and from time to time, has the right, subject to certain conditions, to convert all or any portion of the Series E Preferred Shares then held by such holder into the Issuer’s Common Shares at the conversion rate then in effect. Each Series E Preferred Share is convertible into the number of the Issuer’s Common Shares equal to the quotient of $1,000 plus any accrued and unpaid dividends divided by the lesser of the following four prices (the “Series E Conversion Price”): (i) $120,000.00, (ii) 80% of the lowest daily VWAP of the Issuer's Common Shares over the twenty consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice, (iii) the conversion price or exercise price per share of any of the Issuer’s then outstanding convertible shares or warrants, (iv) the lowest issuance price of the Issuer’s Common Shares in any transaction from the date of the issuance the Series E Perpetual Preferred Stock onwards, but in no event will the Series E Conversion Price be less than $0.60 (the “Floor Price”). The Floor Price is adjusted (decreased) in case of splits or subdivisions of our outstanding shares and is not adjusted in case of reverse stock splits or combinations of our outstanding shares. The Series E Conversion Price is subject to appropriate adjustment in the event of certain dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Common Shares.

Limitations of Conversion. Holders of the shares of Series E Preferred Shares shall be entitled to convert the Series E Preferred Shares in full, regardless of the beneficial ownership percentage of the holder after giving effect to such conversion.

Voting. The holders of each Series E Preferred Share are entitled to the voting power of one thousand (1,000) Common Shares of the Issuer. The holders of Series E Preferred Shares and the holders of the Issuer’s Common Shares shall vote together as one class on all matters submitted to a vote of shareholders of the Issuer. The holders of Series E Preferred Shares have no special voting rights and their consent shall not be required for taking any corporate action.

Distributions. The holders of Series E Preferred Shares are entitled to receive certain dividends and distributions paid to holders of Common Shares on an as-converted basis. Upon any liquidation, dissolution or winding up of the Issuer, the holders of Series E Preferred Shares shall be entitled to receive the net assets of the Issuer pari passu with the Common Shares.

Redemption. The Issuer at its option shall have the right to redeem a portion or all of the outstanding Series E Preferred Shares. The Issuer shall pay an amount equal to one thousand dollars ($1,000) per each Series E Preferred Share (the “Liquidation Amount”), plus a redemption premium equal to fifteen percent (15%) of the Liquidation Amount being redeemed if that redemption takes place up to and including March 29, 2020 and twenty percent (20%) of the Liquidation Amount being redeemed if that redemption takes place after March 29, 2020, plus an amount equal to any accrued and unpaid dividends on such Preferred Shares (collectively referred to as the “Redemption Amount”). In order to make a redemption, the Issuer shall first provide one business day advance written notice to the holders of his intention to make a redemption (the “Redemption Notice”), setting forth the amount it desires to redeem. After receipt of the Redemption Notice, the holders shall have the right to elect to convert all or any portion of their Series E Preferred Shares. Upon the expiration of the one business day period, the Issuer shall deliver to each holder the Redemption Amount with respect to the amount redeemed after giving effect to conversions effected during the notice period. The Series E Preferred Shares shall not be subject to redemption in cash at the option of the holders thereof under any circumstance.

Dividends. The holders of outstanding Series E Preferred Shares shall be entitled to receive out of funds legally available for the purpose, semi-annual dividends payable in cash on the last day of June and December in each year (each such date being referred to herein as a “Semi Annual Dividend Payment Date”), commencing on the first Semi Annual Dividend Payment Date in an amount per share (rounded to the nearest cent) equal to fifteen percent (15%) per year of the liquidation amount of the then outstanding Series E Preferred Shares computed on the basis of a 365-day year and the actual days elapsed. Accrued but unpaid dividends shall bear interest at fifteen percent (15%). Dividends paid on the Series E Preferred Shares in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Issuer’s Board of Directors may fix a record date for the determination of holders of Series E Preferred Shares entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 30 days prior to the date fixed for the payment thereof. Dividends will not be payable in cash, if such payment violates any provision of any senior secured facility that the Issuer has entered or (as the case may be) will enter into, or any senior secured facility for which the Issuer has provided or (as the case may be) will provide a guarantee, for as long as such provisions, if any, remain in effect.

Ranking. All Series E Preferred Shares shall rank pari passu with all classes of the Issuer’s Common Shares.

As of November 29, 2023 the 13,452 Series E Preferred Shares beneficially owned by the Reporting Persons are convertible into 2,930,718 Common Shares, assuming conversion at the Series E Conversion Price of $4.59, calculated as described above as of such date.

Series D Preferred Stock

On May 8, 2017, the Issuer issued 100,000 shares of Series D Preferred Stock to Tankers Family Inc. a corporation all of whose outstanding common shares are owned by the Trust. One share of Series D Preferred Stock has the voting power of 1,000 Common Shares. On December 1 and December 10, 2020, the Issuer sold and leased back M/T Eco Beverly Hills and M/T Eco Bel Air, respectively, to a third non-affiliated party (the “Navigare Lease”). As a prerequisite for the Navigare Lease, Mr. Evangelos J. Pistiolis personally guaranteed the performance of the bareboat charters entered in connection with the lease, under certain circumstances, and in exchange, the Issuer amended the Certificate of Designations governing the terms of the Series D Preferred Shares, to adjust the voting rights per share of Series D Preferred Shares such that during the term of the Navigare Lease, the combined voting power controlled by Mr. Evangelos J. Pistiolis and the Lax Trust does not fall below a majority of the total voting power of the outstanding voting shares of the Issuer, irrespective of any new common or preferred stock issuances, and thereby complying with a relevant covenant of the bareboat charters entered in connection with the Navigare Lease. The voting power of each share of Series D Preferred Stock and the number of shares of Series D Preferred Stock outstanding are not otherwise subject to adjustment, including in the event of a stock dividend payable on the Issuer’s Common Shares or a subdivision or combination of the Issuer’s outstanding Common Shares. Shares of the Series D Preferred Stock are not convertible into Common Shares and have no dividend or other economic rights.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Undertaking.

Exhibit B	Certificate of Designation of Rights, Preferences and Privileges of Series D Preferred Stock (incorporated by reference to Exhibit 4.1 of the Issuer's Current Report on Form 6-K, filed with the Commission on May 8, 2017).

Exhibit C	Certificate of Amendment to Certificate of Designation of Rights, Preferences and Privileges of Series D Preferred Stock (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 6-K, filed on December 4, 2020).

Exhibit D	Stock Purchase Agreement dated March 29, 2019 (incorporated by reference to Exhibit 99.1 of the Issuer's Current Report on Form 6-K, filed with the Commission on April 1, 2019).

Exhibit E	Certificate of Designation of Series E Perpetual Convertible Preferred Stock dated March 29, 2019 (incorporated by reference to Exhibit 99.2 of the Issuer's Current Report on Form 6-K, filed with the Commission on April 1, 2019).

Exhibit F	Sale and Purchase Agreement between Top Ships Inc. and Zizzy Charter Co. dated September 8, 2021 (incorporated by reference to Exhibit G of the Schedule 13D/A filed by the Reporting Persons with the Commission on September 14, 2021).

Exhibit G	Trading Data.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2023	FAMILY TRADING INC.

	By:	/s/ Dimosthenis Eleftheriadis
	Name:	Dimosthenis Eleftheriadis
	Title:	President/Director

THE LAX TRUST

NEW ZEALAND TRUST CORPORATION LIMITED, as Trustee

	By:	/s/ Claire Cooke
	Name:	Claire Cooke
	Title:	Director

/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D/A with respect to the shares of common stock of TOP Ships Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A, and any amendments hereto, jointly on behalf of each such party.

Dated: November 30, 2023	FAMILY TRADING INC.

	By:	/s/ Dimosthenis Eleftheriadis
	Name:	Dimosthenis Eleftheriadis
	Title:	President / Director

THE LAX TRUST

NEW ZEALAND TRUST CORPORATION LIMITED, as Trustee

	By:	/s/ Claire Cooke
	Name:	Claire Cooke
	Title:	Director

/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis

EXHIBIT G

TRANSACTIONS

The following table sets forth all transactions with respect to Common Shares effected in the last sixty days by the Reporting Persons on behalf of the Reporting Persons in respect of the Common Shares, inclusive of any transactions effected prior to November 30, 2023. All such transactions were purchases or sales of Common Shares effected in the open market.

	Trade Date	Reporting Person Effecting Transaction	Buy/Sell	Quantity	Weighted Average Price ($)[1]
1.	November 15, 2023	Evangelos J. Pistiolis	Buy	7,070	$7.33
2.	November 16, 2023	Evangelos J. Pistiolis	Buy	16,660	$7.82
3.	November 17, 2023	Evangelos J. Pistiolis	Buy	18,330	$8.26
4.	November 20, 2023	Evangelos J. Pistiolis	Buy	6,735	$8.11
5.	November 21, 2023	Evangelos J. Pistiolis	Buy	7,077	$7.92
6.	November 22, 2023	Evangelos J. Pistiolis	Buy	22,174	$8.32
7.	November 24, 2023	Evangelos J. Pistiolis	Buy	100,000	$9.54
8.	November 27, 2023	Evangelos J. Pistiolis	Buy	85,410	$10.79
9.	November 28, 2023	Evangelos J. Pistiolis	Buy	110,000	$11.14
10.	November 29, 2023	Evangelos J. Pistiolis	Buy	48,191	$13.73

1 Prices are rounded to the nearest cent. The Reporting Person undertakes to provide to the Issuer, any shareholder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price as described herein.